EXHIBIT 21

SUBSIDIARIES OF THE CORPORATION

State or Country of
Subsidiaries of Registrant	Incorporation or Organization

Jennings Technology Company, LLC	Delaware
Joslyn Hi-Voltage Company, LLC	Delaware
Kaufel Europe B.V.	Netherlands
Lamson & Sessions Co.	Ohio
T&B Power Solutions, LLC	Delaware
Thomas & Betts Caribe, Corp.	Delaware
Thomas & Betts International, Inc.	Delaware
Thomas & Betts Limited	Canada

The Registrant has omitted 8 subsidiaries operating in the U.S. and 41 subsidiaries operating in foreign countries. The Registrant’s subsidiaries are in the same businesses.